Exhibit 1A-15.3

1810 Chapel Avenue West Suite 200 Cherry Hill, N.J. 08002 (856) 382-8550 www.lexnovalaw.com		Markley S. Roderick, Esquire Member of the NJ and PA Bar Direct Dial (856) 382-8402 mroderick@lexnovalaw.com
LIMITED LIABILITY COMPANY

October 22, 2021

Filed Via EDGAR with copy by email

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	iCross Premier LLC (the “Company”)
Offering Statement on Form 1-A
Filed September 16, 2021
File No. 024-11642

Dear Sir/Madam:

This is in response to your letter of October 1, 2021. We have copied below the comments from your letter and provided the company’s response below each comment.

Your Comment #1

General

We note your response to our prior comment 3. In your response to us you suggest that the manager has a passive role with respect to the platform, akin to a building owner not being involved in tenant operations. However, the hosting agreement explicitly states that your manager “operates the website at www.iCrossFund.com and the app known as iCrossFS.” Explain to us whether the operations of the platform will involve holding customer funds and securities, soliciting investors, and/or providing advice to potential investors.

Our Response:

The operations of the platform do not include holding customer funds and securities, soliciting investors, and/or providing advice to potential investors. The issuer will (of course) hold investor funds and solicit investors. The issuer will use the platform to solicit investors, per the Hosting Agreement. But the owner of the website will neither solicit investors nor hold investor funds.

We have added language to the Hosting Agreement further clarifying these points.

As you might know, a number of companies license software to issuers. If you run a Google search for “software to raise capital” you will see a bunch of them. All those software programs allow the issuer to solicit investors and in all cases the capital raised from investors goes to the issuer, not to the software comspany. Similarly, all these software programs contemplate that the issuer will issue securities directly to the investor; securities are never held by the software company. Nobody, including the SEC staff, would suggest that these software providers are holding investor funds or soliciting investors.

The software owned by iCross Holdings LLC is exactly the same.

Allow me to suggest two more analogies: a cellular phone system and an email system. An issuer might use the AT&T cellular network or Gmail to solicit investors, but no one would suggest that AT&T or Google is soliciting investors. Like the software provided by iCross Holdings LLC, the cellular network and the email system are tools that can be used by issuers (or anyone else) for any purpose.

Your Comment #2

General

We note your response to our prior comment 3. Please disclose briefly in the forepart of your document how the Platform works with respect to the sale of securities to investors and provide more detailed disclosure of the operation of the Platform in the section titled “Sale and Distribution of Securities.”

Our Response:

Additional disclosures have been added, including contact information for prospective Investors who have questions about using the Platform.

Your Comment #3

General

We note your response to our prior comment 4. We note your statement on page 32 regarding “fees paid to the Manager and its affiliates.” Please revise your offering circular to fully disclose the fees to be paid to your manager and its affiliates, how those are calculated, when they are paid, and pursuant to what agreement they will be paid. File any such agreement as an exhibit to your offering statement. Revise the statement on page 16, “we receive fees from the company” to provide greater clarity. The statement currently suggests that you pay fees to yourself. In addition, disclose further detail regarding the corporate structure of the issuer, such as an organizational chart including iCross Premier LLC, iCross Security Trust Premier DST, iCross Holdings LLC, and affiliates thereof.

Our Response:

The Manager does not receive any fees from the Company. The disclosures have been revised accordingly.

A disclosure has also been added noting that the Company is a wholly-owned subsidiary of iCross Holdings LLC. Because there are only two entities, it doesn’t seem worthwhile to include an organizational chart.

iCross Security Trust Premier, DST is not part of the organizational structure as such. Instead, it is a trust formed to hold collateral for the benefit of investors. Its function is described in detail in “Securities Being Offered: The Notes – Security – Pledge of Security to Trust.”

Your Comment #4

General

Please provide iCross’ analysis as to its investment company status under the Investment Company Act of 1940.

Our Response:

The Company was formed to make loans secured by real estate. As such, it is excluded from the definition of “investment company” under section 3(c)(5)(C) of the Investment Company Act of 1940.

Your Comment #5

General

We note your response to our prior comment 1. In that regard:

●	We note that section 11 of the indenture states that you may change the interest rates on the Notes. With respect to the offer of new notes, provide us an analysis as to whether offering notes at a new interest rate would result in a delayed offering;
●	With respect to changing the interest rate for existing notes, provide us your analysis as to whether this would result in the issuance of a new security;
●	Provide us your analysis as to whether the offer of notes following a modification or replacement of the indenture would result in a delayed offering; and
●	Provide us your analysis as to whether modification or replacement of the indenture would result in the issuance of a new security, with respect to existing note holders.

Our Response:

Section 11 of the Note Indenture has been deleted.

Your Comment #6

General

We note your response to our prior comment 2. We note that section 11 of the indenture states that you may change the interest rates on the Notes. Please disclose in the offering circular how you will provide notice of rate changes, and in what circumstances you will notify noteholders via offering circular supplement or post-qualification amendment.

Our Response:

Section 11 of the Note Indenture has been deleted.

Your Comment #7 – Cover Page

We note your response to our prior comment 8. Please disclose here, if true, that accrued interest will be paid only after an investor makes a demand for repayment of principal and interest, and that such demands are subject to limitations.

Our Response:

The requested disclosure has been added.

Your Comment #8 – Risks of Investing, page 1

We note your response to our prior comment 10, and we reissue the comment. Please add a separately captioned risk factor addressing the risk that because there is no minimum amount for this offering. If you raise insufficient funds to pay offering expenses, make loans and run the business, you may not have sufficient funds to pay investors interest or principal.

Our Response:

A risk factor has been added.

Your Comment #9 – The Investment Agreement Limits Your Rights, page 9

We note your response to our prior comment 12. We note the statement in Section 8.1 of your Investment Agreement that “if you are not otherwise subject to service of process in Delaware, [you] agree to appoint and maintain an agent in Delaware to accept service, and to notify the Company of the name and address of such agent.” Disclose this requirement in your offering circular and explain the consequences of a failure to appoint an agent in Delaware or to notify you of such an agent. Add appropriate risk factor disclosure. As a separate matter, revise the first sentence of the last bullet on page 15 to clarify, if true, that you are referring to federal or state courts.

Our Response:

The last clause of section 8.1 of the Investment Agreement has been deleted.

The language in the bullet point has been revised.

Your Comment #10 – Regulation of Lenders, page 14

We note your response to our prior comment 11. Discuss the ways that the federal government regulates you as a lender. Revise your disclosure to specify those states in which you intend to do business.

Our Response:

The Federal government does not regulate the Company as a lender, per se.

A disclosure has been added concerning the states where the Company will do business.

Your Comment #11 – The Note Indenture Limits Your Rights, page 15

We note your response to our prior comment 13. Please revise to discuss the waiver of jury trial provision found in the indenture.

Our Response:

The waiver is now noted in the disclosure.

Your Comment #12 – Defaults, page 25

Please revise the discussion of claims in the event of default to clarify, if true, that the appointment of a representative, and investors not being permitted to bring individual claims against the company, does not apply with respect to any claims arising under the federal securities laws.

Our Response:

The Company has already disclosed that the entire Note Indenture does not apply to claims arising under the Federal securities laws. However, a statement has been added that the discussion of default does not apply to claims arising under the Federal securities laws.

Your Comment #13 – Sale and Distribution of Securities, page 29

We note your response your prior comment 17. Please provide a complete analysis of how our plan of distribution will comply with Exchange Act Rule 3a4-1, addressing each element of paragraph (a) of that rule.

Our Response:

Exchange Act Rule 3a4-1 does not impose requirements on a plan of distribution, as such. Rule 3a4-1 is a safe harbor. A person who might otherwise be treated as a broker-dealer may rely on Rule 3a4-1 to ensure that he or she is not treated as a broker-dealer.

An issuer cannot be treated as a broker-dealer and therefore can never need the protection of the Rule 3a4-1 safe harbor.

As indicated in our previous response, there is no person involved in this offering who could be treated as a broker-dealer under current law. Therefore, nobody involved in this offering needs the safe harbor of Rule 3a4-1.

Nevertheless, trying to respond to your question as thoroughly as possible, suppose we focus on an individual officer of the Company who participates in the offering. That person would satisfy Rule 3a4-1(4)(ii) because:

●	He or she performs substantial duties on behalf of the Company other than in connection with the offering, e.g., originating real estate projects.

●	He or she has not been a broker-dealer during the last 12 months (no one associated with the Company has been a broker-dealer during the last 12 months).

●	He or she does not participate in more than one offering during any 12-month period.

We hope that satisfies your concerns.

Your Comment #14 – Management Discussion, page 36

We note your response to our prior comment 18. Revise your response to explain the specific actions you will take in the event that the offering does not raise the expected level of investments. Quantify your response and revise the disclosure accordingly.

Our Response:

The Manager has agreed to pay for the costs of the offering and the first six months of the Company’s operating expenses. The disclosures have been revised accordingly.

*****

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Lex Nova Law, LLC

/s/ Markley S. Roderick
Markley S. Roderick

MSR/jae
Enclosure

cc:	Lily Guo (w/o encl.)